Mail Stop 4561

December 4, 2007

VIA U.S. MAIL AND FAX (732)205-8237

Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

>   **Re: Mack-Cali Realty Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed February 21, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2007**
>   **Filed November 1, 2007**
>   **File No. 001-13274**

Dear Mr. Lefkowitz:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 2. Properties, page 19

1.   It appears that your disclosure of "effective rent" represents a disclosure of a non-GAAP measure. Explain to us how this measure, and your related disclosures comply with the requirements of item 10(e) of Regulation S-K.

Financial Statements

3. Real Estate Transactions

Gale/Green Transactions, page 79

2.   Explain to us how you have complied with the disclosure requirements of paragraphs 51 through 54 of SFAS 141 related to the Gale/Green transactions. Specifically, explain to us why you have not provided the condensed balance sheet or pro forma information required by paragraphs 51(e) and 54 respectively.

3.   Tell us the percentage interest the Company acquired in Mack-Green-Gale LLC as a result of the Gale/Green transactions. In addition, please explain to us whether you considered the joint venture to be a VIE in accordance with paragraph 5 of FIN 46(R). In your response, explain to us how you considered the rights of related parties in determining whether the entity was a VIE and if applicable whether the Company was the primary beneficiary.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

3. Real Estate Transactions, page 14

4.   Explain to us how you have complied with the disclosure requirements of paragraphs 51 through 54 of SFAS 141 related to the acquisition of 125 Broad Street. Specifically, explain to us why you have not provided the condensed balance sheet or pro forma information required by paragraphs 51(e) and 54 respectively.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief